SANDVIK

Page

Our date
2004-08-11
Your date

Our reference
ms040811
Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Båtelsson, +46 26 261020

Commission File No. 82-1463

04036405

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance, Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act Rule 12g3-2(b); Commission File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is ~~Sandvik AB~~ Press Release, Interim report, second quarter 2004, dated 5 August 2004, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,
SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

Postal address | Public Company (publ) | Telephone | Telefax

Cusip number - 800212201

Press Release

SANDVIK AB
Interim report, second quarter 2004

"Sandvik's growth in the second quarter was strong. Order intake and invoicing were at the highest level ever in a specific quarter as well as profit after net financial items, which rose 40 percent to SEK 1,664 M. Higher volumes, increased productivity and rationalization measures resulted in a sharp increase in operating profit.

Activity was high in all business areas and in all major markets, particularly in the NAFTA area, in which Sandvik's order intake rose 31 percent. It is also pleasing to note that demand in Europe developed positively. As a result of increased market shares combined with the improved industrial business climate, Sandvik had very favorable organic growth during the quarter," says Sandvik's President and CEO Lars Pettersson.

Key figures **SEK M**	**Q2 2004**	Q2 2003	Change %	**Q1-2 2004**	Q1-2 2003	Change %
Order intake	**14 390**	12 410	+16 [1]	**28 550**	25 830	+11 [1]
Invoiced sales	**13 980**	12 330	+13 [2]	**26 660**	24 410	+9 [2]
Operating profit	**1 850**	1 403	+32	**3 430**	2 858	+20
%	**13**	11		**13**	12	
Profit after financial items	**1 664**	1 191	+40	**3 094**	2 472	+25
%	**12**	10		**12**	10	
Net profit	**1 155**	901	+28	**2 143**	1 742	+23
%	**8**	7		**8**	7	
Earnings per share, SEK	**4.60**	3.60		**12.70** [3]	13.80 [3]	
Return on capital employed, % [3]				**14.8** [4]	15.0	

1) +17% and +14% respectively, at fixed exchange rates for comparable units.
2) +15% and +12% respectively, at fixed exchange rates for comparable units.
3) Most recent 12 months.
4) Excluding write down of goodwill etc., related Precision Twist Drill Inc. in Q4 2003, the return was 16.4%.

Postal address	Public company (publ)	Telephone	Telefax
SANDVIK AB	Reg. No 556000-3468		
Group Communications	VAT No. SE663000060901		
SE-811 81 SANDVIKEN	www.sandvik.com	+46 26 26 00 10	+46 26 26 10 43

Second quarter 2004

Sales (see appendix 2)


Order intake by quarter, SEK M
15 000
12 000
9 000
6 000
3 000
0
02
03
04


Invoiced sales by quarter, SEK M
15 000
12 000
9 000
6 000
3 000
0
02
03
04

Order intake amounted to SEK 14,390 M (12,410), an increase of 16% in total or an increase of 17% at fixed exchange rates for comparable units. Changed exchange rates affected order intake negatively by 1%. Growth was strong for all business areas and the increase at fixed exchange rates for comparable units for Sandvik Tooling was 14%, for Sandvik Mining and Construction 17% and for Sandvik Materials Technology 23%. The price surcharge for alloys affected order intake in Sandvik Materials Technology positively by about 5 percentage points.

Order intake – Development by market area

Market area	Order intake Q2 2004 SEK M	Change Q2 2003* %	Share %
Europe	6 780	+16	47
NAFTA	2 934	+31	20
South America	763	+27	5
Africa/Middle East	799	+5	6
Asia/Australia	3 114	+11	22
Total	**14 390**	**+17**	**100**

* at fixed exchange rates for comparable units.

Order intake increased sharply in all major market areas and now also in the EU. Demand remained favorable in Germany and Scandinavia and increased activity was noted in the UK, Italy and France. Growth in Eastern Europe remained strong. The sharp increase in NAFTA applied to all business areas. Demand continued to be high in South America, Asia/Australia and Africa.

Activity in the European general engineering industry increased during the quarter. Demand in NAFTA strengthened further and particularly in such customer segments as oil/gas and the process industries, general engineering industry as well as in construction and mining. In contrast, demand from the US automotive and aerospace industries remained weak, while the trend in the US heavy vehicle industry was positive. The electronics and consumer-related industries posted favorable development. The investment level in the mining industry remained high.

Invoicing amounted to SEK 13,980 M (12,330), up 13% in total and by 15% at fixed exchange rates for comparable units. Lower currency rates affected invoicing negatively by 1%. Sandvik Mining and Construction and Sandvik Materials Technology both increased invoicing volume by 17%. The increase for Sandvik Tooling was 13%. Alloy price surcharges accounted for about 5 percentage points of the increase within Sandvik Materials Technology.

Earnings, cash flow and return in second quarter (see appendix 1)


SEK M
Quarter
Operating Profit *
SEK M
Rolling
3 500
3 000
2 500
2 000
1 500
1 000
500
0
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
02
03
04
Quarter
Rolling 12 months
* incl. one off items Q4 2003


Return * (Rolling 12-months)
25%
20%
15%
10%
5%
0%
02
03
04
Return on capital employed
Return on equity

Earnings level in second quarter was highest ever in a specific quarter.

Operating profit increased by 32% and amounted to SEK 1,850 M (1,403), or 13% of invoicing. The earnings improvement was attributable primarily to higher sales volumes, increased capacity utilization and rationalization measures. Changed exchange rates affected earnings negatively by SEK 70 M.

Net financial expense was SEK 186 M (212). About SEK 30 M was for nonrecurring expenses related to a change in the loan portfolio that provides increased flexibility and lower future interest expenses. **Profit after net financial items** increased by 40% and amounted to SEK 1,664 M, 12% of invoicing.

Tax amounted to SEK 430 M, or 26% of pre-tax earnings. **Net profit** was SEK 1,155 M (901) and earnings per share SEK 4.60 (3.60) (11.20 for full-year 2003).

Cash flow from operations amounted to SEK 1,159 M (1,119). Working capital rose by SEK 554 M due to increased volumes and higher raw material prices. **Investments** amounted to SEK 934 M, of which company acquisitions SEK 9 M. Cash flow after investments was SEK 238 M (407).

Capital efficiency improved compared with last year and working capital as a percent of invoicing developed favorably and amounted to 30% (34).

Return on capital employed during the most recent 12 months was 14.8% (13.4 for full-year 2003). Excluding nonrecurring expenses in the fourth quarter of 2003 (write down of goodwill in PTD), ROCE was 16.4% (14.9 for full-year 2003). Return on shareholders' equity was 14.7% (12.8). Interest-bearing liabilities and provisions less liquid funds resulted in a net debt of SEK 13,248 M (12,128). Liquid funds amounted to SEK 1,804 M (1,972) and loans to SEK 11,013 M (10,167). The mandate to purchase own shares was utilized during the quarter.

The number of shares outstanding was 254,044,796. At 30 June 2004, equity per share was SEK 86.30 (85.80) and the equity/assets ratio 45% (46). Net debt/equity ratio was 0.6 (0.5).

The number of employees was 37,405 (36,930 at 31 December 2003), an increase for comparable units of 297 during the quarter.

Key figures	Q1-2 2004	Q1-2 2003	Full year 2003
No. of shares outstanding at end of period ('000)	**254 045**	250 012	250 013
Earnings per share, SEK*	**12.70**	13.80	11.20
After full dilution**	**12.50**	13.50	11.00
Return on capital employed, %	**14.8**	15.0	13.4
Return on shareholders' equity, %	**14.7**	15.5	12.8
Net debt/equity ratio	**0.6**	0.7	0.5

* Most recent 12 months divided by average number of outstanding shares, 251,030,000.

** Most recent 12 months. After full dilution of outstanding convertible programs, the average number of shares amounts to 254,817,000 (254,921,000).

Business areas – Second quarter 2004 (see appendix 2)

Sandvik Tooling

SEK M	Q2 2004	Q2 2003	Change %	Q1-2 2004	Q1-2 2003	Change %
Order intake	**5 083**	4 550	+14 *	**10 098**	9 424	+11 *
Invoiced sales	**4 997**	4 522	+13 *	**9 698**	9 242	+9 *
Operating profit	**947**	705	+34	**1 806**	1 491	+21
%	**19**	16		**19**	16	

* at fixed exchange rates for comparable units.

Sandvik Tooling's order intake amounted to SEK 5,083 M (4,550), which was the highest level ever for the business area. The increase was 14% at fixed exchange rates for comparable units and demand rose in all market areas. Order intake rose sharply in NAFTA despite continued weak demand from the US automotive and aerospace industries. Growth for cemented-carbide products, inserts as well as solid tools, was highly satisfactory. The development for high-speed steel tools was somewhat weaker, but the trend was positive.

A number of new products were introduced during the quarter, including three new turning concepts and the world's smallest oil-cooled solid-carbide drill. Tools for medical-technical applications continued to post major market successes.

Invoicing amounted to SEK 4,997 M (4,522), *an increase compared with last year of* 13% *at fixed* exchange rates for comparable units.

Operating profit rose 34% and amounted to SEK 947 M (705), or 19% of invoicing. The improvement was attributable primarily to higher volumes, positive price trend and high capacity utilization combined with implemented rationalization measures.

The number of employees increased by 20 for comparable units.

Integration of Walter proceeded as planned. In May Walter announced an agreement covering divestment of the operations for grinding machines to the German company Körber Schleifring. The divested operations had sales of EUR 76.5 M in 2003, with 388 employees. Invoicing in the first half of the year was EUR 32.8 M. Currently, the transfer is pending approval by the requisite competition authorities and is expected to be completed during the third quarter. The restructuring work within Valenite is yielding positive results, but is somewhat behind schedule.

Sandvik Mining and Construction

SEK M	Q2 2004	Q2 2003	Change %	Q1-2 2004	Q1-2 2003	Change %
Order intake	**4 362**	3 726	+17 *	**8 512**	7 554	+15 *
Invoiced sales	**4 235**	3 671	+17 *	**7 772**	6 937	+15 *
Operating profit	**450**	364	+24	**774**	708	+9
%	**11**	10		**10**	10	

* at fixed exchange rates for comparable units.

Sandvik Mining and Construction's order intake was SEK 4,362 M (3,726), an increase of 17% at fixed exchange rates for comparable units. Demand from the mining industry for base and precious metals remained strong, particularly in Eastern Europe, NAFTA, South America and Asia/Australia. Activity continued to be favorable in Africa although somewhat lower growth was noted in South Africa, where investments were inhibited by the strengthening of the local currency. Demand from the coal industry was high. Order intake was affected by increased activity within the construction industries in Europe and NAFTA.

The positive volume development is mainly investment driven. The trend is toward equipment and concepts that strengthen customers' productivity and reduce costs. A number of important orders were received during the quarter from different customers around the world that confirms the business area's leading technology and service concept. An example is the delivery of the Automine product concept to the mining industry in Chile.

Sandvik Mining and Construction has good possibilities to increase growth in Asia and particularly in China. A production unit for assembly of machinery and equipment will be established in China to strengthen the business area's presence in the area. Operations are expected to begin during 2005.

Invoicing increased by 17% at fixed exchange rates for comparable units and amounted to SEK 4,235 M (3,671).

Operating profit rose by 24% to SEK 450 M (364), or 11% of invoicing. The increase was due mainly to higher volumes and implemented rationalization measures that more than offset the negative currency effect.

The number of employees increased by 199 for comparable units.

Sandvik Materials Technology

SEK M	Q2 2004	Q2 2003	Change %	Q1-2 2004	Q1-2 2003	Change %
Order intake	**3 843**	3 152	+23 *	**7 754**	6 795	+17 *
Invoiced sales	**3 654**	3 150	+17 *	**7 027**	6 199	+16 *
Operating profit	**314**	191	+64	**616**	372	+66
%	**9**	6		**9**	6	

* at fixed exchange rates for comparable units.

Sandvik Materials Technology's order intake amounted to SEK 3,843 M (3,152), an increase compared with last year of 23% at fixed exchange rates for comparable units. Invoicing amounted to SEK 3,654 M (3,150), an increase of 17% at fixed exchange rates for comparable units. The alloy price surchage affected order intake and invoicing positively by about 5 percentage points, which means that the actual increases were 18% and 12%, respectively.

Demand rose sharply in NAFTA. Development was also positive in Europe and Asia. Activity for niche products to the oil/gas, automotive and electronics industries remained favorable as well as for standard products to the general engineering industry. A major order was received during the quarter for steam generator tubes valued at SEK 300 M.

Operating profit rose by 64% and amounted to SEK 314 M (191), or 9% of invoicing. The improvement compared with a year earlier was due mainly to higher volumes, lower costs and rationalization measures.

An extensive process of change is under way in the business area to reduce lead times, increase productivity and improve the product mix. The activities implemented to date have yielded the expected result. However, the strong demand and volume growth within certain product areas has resulted in the process of change being delayed somewhat.

The number of employees increased during the quarter by 82 for comparable units.

First six months of 2004

Order intake during the first six months amounted to SEK 28,550 M (25,830), which was an increase in total of 11% and 14% at fixed exchange rates for comparable units. Invoiced sales amounted to SEK 26,660 M (24,410), an increase in total of 9% and 12% at fixed exchange rates for comparable units.

Operating profit for the January-June period amounted to SEK 3,430 M (2,858), which was an increase of SEK 572 M, or 20%. The operating margin was 13% of invoicing. Changes in currency exchange rates affected invoicing negatively by about SEK 140 M.

Net financial expense was SEK 336 M (386) and profit after net financial items was SEK 3,094 M (2,472), up 25%. The tax rate was 26% and net profit amounted to SEK 2,143 M (1,742).

Cash flow from operations was SEK 2,099 M (2,547). Group investments in fixed assets amounted to SEK 1,613 M (1,496). Company acquisitions amounted to SEK 140 M. After investments, acquisitions and divestments, the cash flow was SEK 656 M (1,145).

The number of employees amounted to 37,405 (36,930 at 31 December 2003), which was an increase of about 387 persons for comparable units since the beginning of the year.

Parent Company

Parent Company invoicing was SEK 6,546 M (6,137) and operating profit SEK 474 M (646). Interest-bearing liabilities and provisions less liquid funds and interest-bearing assets amounted to SEK 4,915 M (3,110 at 31 December 2003). Parent Company investments in fixed assets amounted to SEK 606 M (474).

Accounting principles

This report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20 Interim Reports. The same accounting and valuation principles were applied as in the most recent annual report.

Buy-back of shares

At 30 June, Sandvik's holding of own shares (treasury stock) totalled 9,522,000, corresponding to 3.6% of the total number of shares (258,566,796) and the amount paid was SEK 2,098 M, corresponding to an average price paid of SEK 220 per share. During the quarter, 825,000 shares were repurchased. In accordance with the decision at the Annual General Meeting in May 2004, Sandvik is authorized to repurchase 10% of the total number of shares in the company. The authorization is valid for the period up to the date of the next Annual General Meeting.

Convertibles

In accordance with the decision by the Annual General Meeting, the employees in Sweden were offered to subscribe during 1999 for convertible debentures in Sandvik AB. About 70% of the employees subscribed for convertibles totalling SEK 955 M. Conversion to new shares could be carried out during the period 2 July 2001 – 31 May 2004 at a conversion price of SEK 219. At the same time, employees

outside Sweden were offered to purchase 560,900 options, which at exercise yielded an equal number of shares.

The convertible loan resulted in a total of 4,336,146 new shares, corresponding to a conversion rate of 99.45%. The number of options resulted in 534,650 shares, a conversion rate of 95.3%. In total, this resulted in 4,870,796 new shares.

Significant events

- In March, Sandvik Mining and Construction acquired 51% of the shares in the Brazilian company Manuseio de Granéis Sólidos S.A. (MGS), based in São Paulo. The acquisition is included in the Sandvik Materials Handling product area. MGS is a leading producer of overland conveyors in Brazil. Customers are major Brazilian mining companies, ports and other bulk materials handling companies. MGS reported annual sales in 2003 of SEK 240 M, with 65 employees.

- On 19 May, the Walter AG product area, part of the Sandvik Tooling business area, announced an agreement on divestment of the operations for grinding machines to the Körber Schleifring Group. Sales amounted to EUR 76.5 M in 2003, with 388 employees. Currently, the transfer is pending approval by the requisite competition authorities and is expected to be completed during the third quarter.

- Sandvik initiated negotiations in June with Accenture regarding outsourcing of administrative HR services in nine countries, including Sweden. The outsourcing forms part of the ongoing restructuring of the Group's human resources function. The purpose of the change is to bring about a global standard and transform the HR function into a partner that supports business operations.

- Sandvik AB signed a syndicated loan facility for EUR 1,000,000,000 on 18 June. The facility will be used in the company's ongoing operations.

- **Peter Larson**, Executive Vice President of Sandvik AB and CFO, Chief Financial Officer, is leaving his position as CFO on 1 November 2004. In his role as Executive Vice President, Peter will be responsible for business development and IT.

- **Per Nordberg**, has been appointed Executive Vice President and CFO effective 1 November 2004. Per (47) holds an MBA and is currently CFO of OMHEX AB.

Sandviken, 5 August 2004

Sandvik AB; (publ)

Lars Pettersson
President and CEO

Appendices:
1. Group summary
2. Invoicing and operating profit

The interim report for the second quarter of 2004 is unaudited. The next interim report will be published on 5 November covering the first nine months of 2004.

For additional information, please call +46 (0)26-26 10 01.

A combined presentation and telephone conference will be held at Operaterrassen in Stockholm on 5 August at 14.00 p.m. For further information visit www.sandvik.com

Sandvik AB
811 81 Sandviken
+46 (0)26-26 00 00
www.sandvik.com
Reg.No: 556000-3468

Consolidated Financial Information, SEK M

Income statement	Q2 2004	Q2 2003	Q1-2 2004	Q1-2 2003
Invoiced sales	**13 980**	12 330	**26 660**	24 410
Cost of goods sold	**-9 484**	-8 492	**-18 044**	-16 706
Gross profit	**4 496**	3 838	**8 616**	7 704
Selling and administrative expenses	**-2 674**	-2 426	**-5 322**	-4 919
Other operating income and expenses	**28**	-9	**136**	73
Operating profit	**1 850**	1 403	**3 430**	2 858
Financial income and expenses, net	**-186**	-212	**-336**	-386
Profit after financial items	**1 664**	1 191	**3 094**	2 472
Taxes	**-430**	-248	**-817**	-630
Minority interest	**-79**	-42	**-134**	-100
Net profit	**1 155**	901	**2 143**	1 742
Earnings per share before dilution, SEK	**4.60**	3.60	**8.50**	7.00
Earnings per share after full dilution, SEK	**4.50**	3.50	**8.40**	6.80
Average no. of shares ('000)	**252 714**	250 012	**252 049**	250 012
Average no. of shares after full dilution ('000)	**254 508**	254 921	**254 714**	254 921

Cash flow statement				
Profit after financial items	**1 664**	1 191	**3 094**	2 472
Items not affecting cash-flow etc.	**-131**	-127	**-111**	-114
Reversal of depreciation	**690**	665	**1 375**	1 351
Taxes paid	**-510**	-623	**-771**	-1 018
Change of inventories	**-502**	-199	**-1 110**	-558
Change in operating receivables and liabilities	**-52**	212	**-378**	414
Cash flow from operations	**1 159**	1 119	**2 099**	2 547
Investments, acquisitions and divestments	**-921**	-712	**-1 443**	-1 402
Change in short-term loans	**2 802**	193	**2 022**	-893
Change in long-term loans	**70**	2 121	**33**	2 149
Buy-back of own shares	**-208**		**-208**	
New issue of shares*	**86**		**117**	
Dividends paid	**-2 799**	-2 658	**-2 799**	-2 658
Net cash flow	**189**	63	**-179**	-257
Liquid funds at beginning of period	**1 642**	1 825	**1 972**	2 175
Exchange-rate differences in liquid funds	**-27**	-26	**11**	-56
Liquid funds at end of period	**1 804**	1 862	**1 804**	1 862

* New issue as a result of outstanding options program.

Appendix 1
(cont.)

Balance sheet	**30 June 2004**	Full-year 2003
Fixed assets	**22 842**	22 352
Inventories	**13 460**	12 147
Current receivables	**13 058**	11 926
Liquid assets	**1 804**	1 972
Total assets	**51 164**	48 397
Shareholders' equity	**21 929**	21 440
Minority interests	**922**	846
Interest-bearing provisions and liabilities	**15 052**	14 100
Non-interest-bearing provisions and liabilities	**13 261**	12 011
Total provisions, liabilities and shareholders' equity	**51 164**	48 397

Change in shareholders' equity	**Q1-2 2004**	Q1-2 2003
Opening equity as shown in approved balance sheet	**21 440**	23 205
Effect of change in accounting principles	**-**	-1 053
Opening equity adjusted to new accounting principles	**21 440**	22 152
Translation differences due to changed currency rates	**130**	-630
Dividends to shareholders	**-2 640**	-2 500
Buy-back of own shares	**-208**	
New issue of shares*	**1 064**	-
Net profit of the period	**2 143**	1 742
Closing balance	**21 929**	20 764

* Conversion of loans and new issues as a result of outstanding options program.

Appendix 2

Invoicing by market area SEK M	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Full-year 2003	Q1 2004	**Q2 2004**	**Q1-2 2004**	Change %	Change % [1)]
EU	5 141	5 049	4 515	5 099	19 802					
Rest of Europe	811	986	874	928	3 600					
Europe total	5 952	6 035	5 389	6 027	23 402	6 440	**6 670**	**13 110**	+9	+10
NAFTA	2 712	2 581	2 563	2 414	10 270	2 533	**2 781**	**5 314**	0	+16
South America	472	552	473	537	2 034	490	**671**	**1 161**	+13	+12
Africa/Middle East	730	717	787	924	3 159	697	**935**	**1 632**	+13	+9
Asia/Australia	2 214	2 445	2 308	2 978	9 945	2 520	**2 923**	**5 443**	+17	+18
Group total	12 080	12 330	11 520	12 880	48 810	12 680	**13 980**	**26 660**	+9	+12
Order intake by business area SEK M										
Svk Tooling	4 874	4 550	4 249	4 514	18 187	5 014	**5 084**	**10 098**	+7	+11
Svk Mining and Construction	3 828	3 726	3 467	3 867	14 888	4 150	**4 362**	**8 512**	+13	+15
Svk Materials Technology	3 643	3 152	2 914	3 081	12 790	3 911	**3 843**	**7 754**	+14	+17
Seco Tools[2)]	1 060	976	921	973	3 930	1 082	**1 102**	**2 184**	+7	+10
Group activities	15	6	-1	15	35	3	**-1**	**2**		
Group total	13 420	12 410	11 550	12 450	49 830	14 160	**14 390**	**28 550**	+11	+14
Invoiced sales by business area SEK M										
Svk Tooling	4 720	4 522	4 360	4 488	18 090	4 701	**4 997**	**9 698**	+5	+9
Svk Mining and Construction	3 266	3 671	3 411	3 951	14 299	3 537	**4 235**	**7 772**	+12	+15
Svk Materials Technology	3 049	3 150	2 821	3 447	12 467	3 373	**3 654**	**7 027**	+13	+16
Seco Tools[2)]	1 035	969	920	978	3 902	1 057	**1 094**	**2 151**	+7	+10
Group activities	10	18	8	16	52	12	**0**	**12**		
Group total	12 080	12 330	11 520	12 880	48 810	12 680	**13 980**	**26 660**	+9	+12
Operating profit by business area SEK M										
Svk Tooling	786	705	694	101	2 286	859	**947**	**1 806**		
Svk Mining and Construction	344	364	360	376	1 444	324	**450**	**774**		
Svk Materials Technology	181	191	130	248	750	302	**314**	**616**		
Seco Tools[2)]	217	162	134	164	677	191	**229**	**420**		
Group activities	-73	-19	-14	-84	-190	-96	**-90**	**-186**		
Group total	1 455	1 403	1 304	805	4 967	1 580	**1 850**	**3 430**		
Operating profit by business area % of invoicing										
Svk Tooling	17	16	16	2	13	18	**19**	**19**		
Svk Mining and Construction	11	10	11	10	10	9	**11**	**10**		
Svk Materials Technology	6	6	5	7	6	9	**9**	**9**		
Seco Tools[2)]	21	17	15	17	17	18	**21**	**20**		
Group total	12	11	11	6	10	12	**13**	**13**		

1) Change compared with year earlier at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the company's interim report.